UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*
Sonida Senior Living, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
140475203

(CUSIP Number)

Paul Dumaine
Conversant Capital LLC
25 Deforest Avenue
Summit, NJ 07901
908-466-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

March 22, 2024

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (A) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,455,182 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,455,182 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,455,182 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 5,031,801 shares of Common Stock, (ii) 1,139,759 shares of Common Stock issuable upon conversion of 38,742 shares of Series A Preferred Stock of the Issuer, (iii) 968,538 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 315,084 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 11,528,724 outstanding shares of Common Stock on February 12, 2024, as provided under Schedule 14-A filed by the Issuer with the Commission on February 20, 2024, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 1,675,440 shares of Common Stock issued pursuant to the Private Placement (as defined below).

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (B) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,318,270 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,318,270 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,318,270 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 1,146,859 shares of Common Stock, (ii) 73,783 shares of Common Stock issuable upon conversion of 2,508 shares of Series A Preferred Stock of the Issuer, (iii) 62,712 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 34,916 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 11,528,724 outstanding shares of Common Stock on February 12, 2024, as provided under Schedule 14-A filed by the Issuer with the Commission on February 20, 2024, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 1,675,440 shares of Common Stock issued pursuant to the Private Placement (as defined below).

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (D) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,032,216 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,032,216 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,032,216 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of 1,032,216 shares of Common Stock.
(2) The percentage reflected is based on the sum of (i) 11,528,724 outstanding shares of Common Stock on February 12, 2024, as provided under Schedule 14-A filed by the Issuer with the Commission on February 20, 2024, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 1,675,440 shares of Common Stock issued pursuant to the Private Placement (as defined below).

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,805,668 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,805,668 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,805,668 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of (i) 7,210,876 shares of Common Stock, (ii) 1,213,542 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 11,528,724 outstanding shares of Common Stock on February 12, 2024, as provided under Schedule 14-A filed by the Issuer with the Commission on February 20, 2024, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 1,675,440 shares of Common Stock issued pursuant to the Private Placement (as defined below).

1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,805,668 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,805,668 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,805,668 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of (i) 7,210,876 shares of Common Stock, (ii) 1,213,542 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 11,528,724 outstanding shares of Common Stock on February 12, 2024, as provided under Schedule 14-A filed by the Issuer with the Commission on February 20, 2024, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 1,675,440 shares of Common Stock issued pursuant to the Private Placement (as defined below).

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,805,668 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,805,668 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,805,668 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1) Consists of (i) 7,210,876shares of Common Stock, (ii) 1,213,542 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 11,528,724 outstanding shares of Common Stock on February 12, 2024, as provided under Schedule 14-A filed by the Issuer with the Commission on February 20, 2024, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 1,675,440 shares of Common Stock issued pursuant to the Private Placement (as defined below).

This Amendment No. 4 (“Amendment No. 4”) further amends and supplements the original statement on Schedule 13D filed by Conversant Dallas Parkway (A), L.P. (“Investor A”), Conversant Dallas Parkway (B), L.P. (“Investor B”), Conversant GP Holdings LLC (“Conversant GP), Conversant Capital LLC (“Conversant Capital”), and Michael J. Simanovsky on November 12, 2021 (the “Original Schedule 13D”), as previously amended by them by the amended statement on Schedule 13D filed on February 6, 2024 (“Amendment No. 3”), Amendment No. 2 filed on November 6, 2023 (“Amendment No. 2”) and Amendment No. 1 filed on July 7, 2023 (“Amendment No. 1”). To the extent applicable, the Original Schedule 13D, as previously and hereby amended, is hereby adopted by Conversant Dallas Parkway (D), L.P. (“Investor D”) as its original filing on Schedule 13D regarding the Issuer. Investor D, Investor A and Investor B together are the “Conversant Investors,” and they, together with Conversant GP, Conversant Capital and Mr. Simanovsky are, the “Reporting Persons.” The Original Schedule 13D, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D, as previously amended.

Item 2.      Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

i.	Conversant Dallas Parkway (A), L.P., a Delaware limited partnership (“Investor A”);
ii.	Conversant Dallas Parkway (B), L.P., a Delaware limited partnership (“Investor B”);
iii.	Conversant Dallas Parkway (D), L.P., a Delaware limited partnership (“Investor D” and together with Investor A and Investor B, the “Conversant Investors”)
iii.	Conversant GP Holdings LLC, a Delaware limited liability company (“Conversant GP”);
iv.	Michael J. Simanovsky, a citizen of the United States of America; and
v.	Conversant Capital LLC, a Delaware limited liability company (“Conversant Capital” and together with the Conversant Investors, Conversant GP, and Mr. Simanovsky, the “Reporting Persons”).

The Conversant Investors are alternative investment vehicles of Conversant GP; established for purpose of investing in Issuer’s securities. Conversant Capital is the investment manager of and makes investment decisions for the Conversant Investors. Mr. Simanovsky is the managing member of Conversant Capital. Conversant GP is the general partner of each of the Conversant Investors. Mr. Simanovsky is the managing member of Conversant GP. By virtue of these relationships, each of Conversant Capital, Conversant GP, and Mr. Simanovsky may be deemed to beneficially own the shares of Common Stock (including Common stock issuable upon conversion of Series A Preferred Stock or upon exercise of warrants to purchase Common Stock) owned directly by the Conversant Investors.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1). The Conversant Investors and Conversant Capital may constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Securities and Exchange Commission (the “Commission”) thereunder. Each of the Conversant Investors expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the other Reporting Persons.

(b) The address of the principal business office of each of the Reporting Persons is: c/o Conversant Capital LLC, 25 Deforest Avenue, Summit, NJ 07901.
(c) The principal business of Mr. Simanovsky is investment management. Investor A, Investor B and Investor D are each private investment vehicles. Conversant GP is the general partner of the Conversant Investors and Conversant Capital is the investment manager to the Conversant Investors.

(d)-(e) During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosure set forth in Item 4 below of this Amendment regarding the acquisition shares of Common Stock in the second closing of the Private Placement is incorporated herein.

Item 4.      Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

As disclosed on the Issuer Private Placement 8-K, the Conversant Investors, along with other investors, entered into the Securities Purchase Agreement with the Issuer pursuant to a Private Placement in which Investor A agreed to purchase 1,892,457 shares of Common Stock and Investor B agreed to purchase 1,265,438 shares of Common Stock at a price of $9.50 per share. At the first closing of the Private Placement, completed on February 1, 2024, the Company issued and sold 1,261,638 shares of Common Stock to Investor A and 843,625 shares of Common Stock to Investor B.

On March 21, 2024, the Conversant Investors entered into a Partial Assignment and Assumption of Securities Purchase Agreement pursuant to which each of Investor A and Investor B assigned to Investor D a portion of their rights and interests to purchase shares of Common Stock in the second closing of the Private Placement as provided therein, as well as the obligations under the Securities Purchase Agreement. On the same date, Investor D entered into a Joinder Agreement to the Securities Purchase Agreement with the Issuer.

At the second closing, completed on March 22, 2024, the Company issued the remaining 5,227 shares of Common Stock to Investor A, 15,189 shares of Common Stock to Investor B and 1,032,216 shares of Common Stock to Investor D, along with additional shares to the other participating purchasers. The Conversant Investors paid for the shares of Common Stock acquired in the second closing of the Private Placement using a combination of their existing investment capital and by calling capital from its investors. The second closing was subject, among other, to the Stockholder Approval, which occurred on March 21, 2024.

Item 5.      Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) (b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D.

Item 5(c) is hereby amended and restated to read as follows:

(c) The disclosure set forth above in Item 4 of this Amendment regarding the acquisition of the shares of Common Stock in the second closing of the Private Placement is incorporated herein.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth in Item 4 above of this Amendment regarding the assignment of rights to purchase Common Stock to Investor D and the acquisition shares of Common Stock in the second closing of the Private Placement is incorporated herein.

Item 7.       Material to be Filed as Exhibits

Item 7 is hereby amended by the addition of Exhibits 1.7 and 1.8 and the replacement of Exhibit 99.1.

1.7	Partial Assignment and Assumption of Securities Purchase Agreement, dated March 21, 2024.

1.8	Joinder Agreement to Securities Purchase Agreement, dated March 21, 2024.

99.1	Joint Filing Agreement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2024

CONVERSANT DALLAS PARKWAY (A) LP

By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT DALLAS PARKWAY (B) LP

By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT DALLAS PARKWAY (D) LP

By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT GP HOLDINGS LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT CAPITAL LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

MICHAEL SIMANOVSKY

/s/ Paul Dumaine
Name: Paul Dumaine
Title: Attorney-in-fact for Michael J. Simanovsky